UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 5 )*
                                          ---

                                 HTE, INC.
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                              (Name of Issuer)

                   Common Stock, par value $.01 per share
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 403926108
                     ----------------------------------
                               (CUSIP Number)

                                Mark Leonard
                            20 Adelaide St. East
                                 Suite 1200
                          Toronto, Ontario MSC 2T6
                               (416)-861-2275
---------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             November 15, 2002
                     ----------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  403926108                                      13D
--------------------------------------------------


-------- ----------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                             Constellation Software Inc.

-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a)|_|
                                                                (b)|_|
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY


-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

                        WC, OO
-------- ----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|


-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                        Ontario, Canada
-------- ----------------------------------------------------------------------
                     7    SOLE VOTING POWER
    NUMBER OF                                        1,603,100
      SHARES
                    ----- -----------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY
       EACH
                    ----- -----------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER
      PERSON
       WITH                                          1,603,100
                    ----- -----------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

-------- ----------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        1,603,100
-------- ----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)

-------- ----------------------------------------------------------------------

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        10.0%

-------- ----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (See Instructions)
                        CO
-------- ----------------------------------------------------------------------

                                SCHEDULE 13D
                                ------------

          This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of HTE, Inc. (the "Issuer"), and amends the Schedule 13D filed on March 12, 2001, as amended through August 6, 2002.

ITEM 1.   SECURITY AND ISSUER.

          Unchanged.

ITEM 2.   IDENTITY AND BACKGROUND.

          Item 2 is amended by replacing the second paragraph with the following;

          The name, position, and present principal occupation of the principal executive officers of Constellation are as follows; Mark Leonard is the President, Mark Miller is the Chief Operating Officer, Bernard Anzarouth is the Vice President of Business Development, and Simon Parmar is the Chief Financial Officer and Secretary. The principal business address of those officers is c/o Constellation Software Inc., 20 Adelaide St. East, Suite 1200, Toronto, Ontario, Canada M5C 2T6. The name, present principal occupation, and principal business address of the directors of Constellation are attached as Appendix A. No such individual holds any shares of Common Stock.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 is amended by adding the following:

          See Item 4.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is amended by adding the following:

          In response to a request from Broadview International, the Issuer's financial advisor, the Reporting Person, on November 15, 2002, sent a preliminary indication of interest to acquire the Issuer or its outstanding Common Stock for $4.50 per share of Common Stock. The Reporting Person has indicated to Broadview International that the potential source of funds for the purchase of the outstanding shares of Common Stock would be existing cash balances of the Reporting Person, and equity financing from the Reporting Person's major shareholders, the Ontario Municipal Employees Retirement System, and TD Capital Canadian Private Equity Partners Ltd. There can be no assurance that the Reporting Person will conduct the due diligence examination referred to in its preliminary indication of interest, that it will make a definitive proposal to acquire the Issuer or any shares of its Common Stock, or that, if an offer is made, a transaction will be completed. A copy of the preliminary indication of interest is attached as Exhibit D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is amended in its entirety as follows:

          The percentages set forth in this Item 5 are based on the Form 10-Q filed by the Issuer on November 14, 2002, which stated that as of November, 2002, there were 15,973,981 shares of Common Stock outstanding.

          (a) Constellation directly owns 1,603,100 shares of Common Stock representing approximately 10.0% of the outstanding Common Stock.

          (b) Constellation has the sole power to vote and dispose of 1,603,100 shares of Common Stock.

          (c) Constellation has made the following transactions since the most recent filing on Schedule 13D. All transactions were effected on the Nasdaq National Market.

                                                  Price Per Share
        Date           Number of Shares       (excluding commissions)
        ----           ----------------       -----------------------
     August 1, 2002          200                        $4.81

          (d)  Not applicable.

          (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is amended by adding the following:

          See  Item 4.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 is amended by adding the following:

          Exhibit D.  Letter to Broadview International.

                                 SIGNATURES
                                 ----------

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 2002



                                               CONSTELLATION SOFTWARE INC.

                                               By: /s/ Mark Leonard
                                                  -----------------------------
                                                   Name:  Mark Leonard
                                                   Title: President